EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment declares monthly dividend for Class A and B shareholders

    TORONTO, Oct. 25 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has declared monthly dividends of
$0.0825 per Class A share and $0.08333 per Class B share payable on each of
November 30, 2007, December 28, 2007 and January 31, 2008 to shareholders of record at the close of business on November 15, 2007, December 14, 2007 and
January 15, 2008 respectively.

    Corus' Board of Directors reviews the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors, and there is no entitlement to any dividend prior thereto.

    There were 1,722,929 Class A Voting Shares outstanding and 40,235,695
Class B Non-Voting Shares outstanding on September 30, 2007.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:01e 25-OCT-07